Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             TECH LABORATORIES INC.
                             ----------------------
                                (NAME OF ISSUER)

                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                 (CUSIP NUMBER)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                              David Gonzalez, Esq.
                               Butler Gonzalez LLP
                         1416 Morris Avenue - Suite 207
                                 Union, NJ 07083
                                 (908) 810-8588

                                 July 1, 2004
                                 --------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                                  SCHEDULE 13D

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                                                                          Page 2

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1                          NAME OF REPORTING PERSONS
                           Cornell Capital Partners LP
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2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   |X|
                                                                 (b)   |_|
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3                          SEC USE ONLY

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4                          SOURCE OF FUNDS
                           OO
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                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES           7                SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                       5,168,894
WITH                       -----------------------------------------------------
                           8                SHARED VOTING POWER

                           -----------------------------------------------------
                           9                SOLE DISPOSITIVE POWER
                                            5,168,894
                           -----------------------------------------------------
                           10               SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
                           5,168,894
--------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                           (11) EXCLUDES CERTAIN SHARES             (  )
--------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.9%
--------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON
                           PN
--------------------------------------------------------------------------------

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                                                                          Page 3

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1                          NAME OF REPORTING PERSONS
                           Yorkville Advisors, LLC
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2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   |X|
                                                                 (b)   |_|
--------------------------------------------------------------------------------
3                          SEC USE ONLY

--------------------------------------------------------------------------------
4                          SOURCE OF FUNDS
                           OO
--------------------------------------------------------------------------------
                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
--------------------------------------------------------------------------------
UMBER OF SHARES            7                SOLE VOTING POWER
BENEFICIALLY OWNED BY                       5,168,894 (as General
EACH REPORTING PERSON                       Partner of Cornell Capital Partners,
WITH                                        LP)
                           -----------------------------------------------------
                           8                SHARED VOTING POWER
                                            -0-
                           -----------------------------------------------------
                           9                SOLE DISPOSITIVE POWER
                                            5,168,894 (as General Partner of
                                            Cornell Capital Partners, LP)
                           -----------------------------------------------------
                           10               SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
                           5,168,894 (as General Partner of Cornell Capital
                           Partners, LP)
--------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                           (11) EXCLUDES CERTAIN SHARES             (  )
--------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.9%
--------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON
                           PN
--------------------------------------------------------------------------------
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                                                                          Page 4

--------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSONS
                           Mark Angelo
--------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   |X|
                                                                 (b)   |_|
--------------------------------------------------------------------------------
3                          SEC USE ONLY

--------------------------------------------------------------------------------
4                          SOURCE OF FUNDS
                           OO
--------------------------------------------------------------------------------
                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
--------------------------------------------------------------------------------
NUMBER OF SHARES           7                SOLE VOTING POWER
BENEFICIALLY OWNED BY                       5,168,894 (as Portfolio Manager of
EACH REPORTING PERSON                       Cornell Capital Partners, LP and
WITH                                        President of Yorkville
                                            Advisors, LLC)
                           -----------------------------------------------------
                           8                SHARED VOTING POWER
                                            -0-
                           -----------------------------------------------------
                           9                SOLE DISPOSITIVE POWER
                                            5,168,894 (as Portfolio Manager of
                                            Cornell Capital Partners, LP and
                                            President of Yorkville
                                            Advisors, LLC)
                           -----------------------------------------------------
                           10               SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
                           5,168,894 (as Portfolio Manager of Cornell Capital
                           Partners, LP and President of
                           Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                           (11) EXCLUDES CERTAIN SHARES             (  )
--------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.9%
--------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON
                           IN
--------------------------------------------------------------------------------

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                                                                          Page 5

ITEM 1. SECURITY AND ISSUER.

      This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of Tech Laboratories Inc., a New Jersey corporation (the "Issuer"). The principal executive office of the Issuer is located at 955 Belmont Avenue North Haledon, New Jersey 07508.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Cornell, Yorkville and Angelo collectively, the "Reporting Persons").

      Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Shares were acquired pursuant to Cornell's exercise of its conversion rights under a certain convertible debenture purchased by Cornell from Issuer on May 25, 2004 for $548,857.97

ITEM 4. PURPOSE OF TRANSACTION.

      Cornell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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                                                                          Page 6

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of March 26, 2004, Cornell was the record and beneficial owner 5,168,894 Shares representing 9.9% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell, may be deemed to have a beneficial ownership in the aforementioned Shares. Angelo as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville may be deemed to have a beneficial ownership in the aforementioned Shares.

      Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

      (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Within the last 60 days, Cornell has effected the following transactions involving the Shares:

      On June 1, 2004, acquired 448,430 Shares at a price per share of $0.07582 On June 29, 2004, acquired 449,640 Shares at a price per share of $0.0556

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Cornell and the Issuer are parties to the following agreements, dated May 17, 2004, relating to the Shares: Securities Purchase Agreement, Registration Rights Agreement, Standby Equity Distribution Agreement and Placement Agent Agreement.

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 Joint Filing Agreement.

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                                                                          Page 7

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

DATED:  July 1, 2004                    REPORTING PERSONS:
                                        -----------------

                                        CORNELL CAPITAL PARTNERS, LP

                                        By:        Yorkville Advisors, LLC
                                        Its:       General Partner


                                        By:
                                           -------------------------------------
                                        Name:      Mark Angelo
                                        Its:       Portfolio Manager

                                        YORKVILLE ADVISORS, LLC


                                        By:
                                           -------------------------------------
                                        Name:      Mark Angelo
                                        Its:       Portfolio Manager


                                        ---------------------------------------
                                        MARK ANGELO